Exhibit 99.1

[SAPIENS LOGO]

                  SAPIENS DUAL-LISTS ON TEL-AVIV STOCK EXCHANGE


RESEARCH TRIANGLE PARK, N.C., MARCH 3, 2003 - Sapiens International Corporation N.V. (NASDAQ: SPNS), a leading insurance business solutions provider, today announced that effective March 6, 2003 its common shares will trade on the Tel-Aviv Stock Exchange ("TASE") in parallel to the Nasdaq National Market. Sapiens joins a group of approximately twenty other publicly traded companies whose shares have been approved for dual-listing on the TASE.

The dual-listing effectively reduces the Israeli capital gains tax from the sale of the Company's shares by Israeli shareholders to 15% compared with the current 35% rate. This places Israeli shareholders of Sapiens within the same capital gains tax bracket as shareholders of Israeli companies whose shares are publicly traded.

Commenting on the dual-listing, Mrs. Ronit Harel-Ben-Ze'ev, an Senior Vice President of the TASE, said: "We are delighted to have Sapiens listed for trading on the TASE and are gratified that Israeli investors will benefit from reduced taxation while hopefully stimulating increased trading volume in Sapiens's stock."

Itzick Sharir, President and CEO of Sapiens International, added: "We have received many inquiries from potential Israeli investors who have considered investing in Sapiens in the past but were discouraged by the 35% caital gains tax rate. The dual-listing will enable these investors to benefit from a reduced tax rate, while hopefully broadening the pool of investors who actively trade in our shares.

"We also believe that the dual-listing, together with the methodical implementation of our business plan, will help increase shareholder value and help us gain the attention of the Israeli financial and investment community. In addition to the hopefully increased trading volume, which will benefit all of our shareholders, we believe that this move may lead to additional sources of investment to support our long term growth."

ABOUT SAPIENS INTERNATIONAL

Sapiens International Corporation (NASDAQ: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through wholly owned subsidiaries in North America, EMEA and Asia Pacific. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, Honda, International Paper, Panasonic UK among others. For more information, please visit www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

-----------------------------------------------------------------------------
FOR ADDITIONAL INFORMATION
-----------------------------------------------------------------------------
Yuval Hadari                            Itzick Sharir
Chief Financial Officer                 Chief Executive Officer
Sapiens International                   Sapiens International
Tel: +1-877-554-2426                    Tel:   +44-1895-464 265
       +972-8-938-2721

E-mail: yuval.h@sapiens.com             E-mail: itzick.s@sapiens.com
--------------------------------------- -------------------------------------